Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

SUMMIT THERAPEUTICS REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2015 AND OPERATIONAL PROGRESS

Oxford, UK, 17 December 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection (‘CDI’), today reports its financial results for the third quarter ended 31 October 2015.

Mr Glyn Edwards, Chief Executive Officer of Summit commented: “We have recently announced positive clinical trial results for both our lead programmes in DMD and CDI, enabling us to advance these promising candidates to the next stage of clinical development. In DMD, our lead utrophin modulator, SMT C1100, is poised to enter a Phase 2 proof of concept trial after demonstrating the ability to achieve exposure levels in patients that we believe may be able to sustain utrophin production and result in clinical benefit. Utrophin modulation has significant promise as a disease-modifying therapy for all patients living with DMD.

We also recently reported that in our Phase 2 trial in CDI that ridinilazole (SMT19969) achieved statistical superiority over vancomycin in sustained clinical response in CDI, a significant global healthcare threat. Ridinilazole has shown great potential to address recurrent disease, the key clinical issue in the treatment of CDI, and we look forward to evaluating our options for advancing this novel class antibiotic into Phase 3 trials as quickly as possible.”

RECENT OPERATIONAL HIGHLIGHTS

Utrophin Modulation Programme for DMD:

SMT C1100 Highlights

•	Phase 1b clinical trial in patients with DMD met primary objective with dietary guidance increasing SMT C1100 absorption to levels that may be able to sustain utrophin protein expression in all patients

•	SMT C1100 to progress into Phase 2 proof of concept clinical trial

Utrophin Modulation Pipeline

•	Nomination of multiple series of future generation utrophin modulators for progression into lead optimisation studies as part of exclusive strategic alliance with the University of Oxford

•	Extension of strategic alliance with the University of Oxford to support and accelerate the development of future generation utrophin modulators

•	New potential optimised formulations of SMT C1100 being evaluated in a Phase 1 trial in healthy volunteers and patients with DMD

CDI Programme:

Ridinilazole (SMT19969) Highlights

•	Statistical superiority over vancomycin achieved in Phase 2 proof of concept clinical trial

•	Primary endpoint met with sustained clinical response rate of 66.7% for ridinilazole compared to 42.4% for vancomycin

•	Ridinilazole to advance into Phase 3 clinical development

Operational:

•	Appointment of Dr Ralf Rosskamp as Chief Medical Officer in September 2015

FINANCIAL HIGHLIGHTS

•	Cash and cash equivalents at 31 October 2015 of £22.2 million compared to £11.3 million at 31 January 2015

•	Loss for the nine months ended 31 October 2015 of £12.1 million compared to a loss of £8.4 million for the nine months ended 31 October 2014

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer (Broker) Aubrey Powell / Tom Smale	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Chris Erdman	Tel: +1 781 235 3060 cerdman@macbiocom.com

Peckwater PR (Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk

SUMMIT OVERVIEW

Summit is seeking to treat all boys and young men affected with the fatal disorder Duchenne muscular dystrophy (‘DMD’) using its utrophin modulation technology. Summit is also advancing a highly selective antibiotic to treat Clostridium difficile infection (‘CDI’).

Summit’s DMD utrophin modulation programme is a treatment approach that is independent of the underlying mutations in the dystrophin gene that cause the disease. This approach therefore has the potential to benefit the entire patient population. Summit has established a leadership position in the field of utrophin modulation and is developing a robust pipeline of first-, second- and future-generation product candidates. Summit is preparing to advance its lead utrophin modulator, SMT C1100, into a Phase 2 proof of concept clinical trial following the successful completion of a Phase 1b modified diet clinical trial in patients with DMD.

Summit’s CDI therapy is ridinilazole (SMT19969), a novel class antibiotic that has the potential to treat the initial infection and reduce recurrent disease, the key clinical issue in CDI. In the recent Phase 2 proof of concept clinical trial, ridinilazole achieved statistical superiority in sustained clinical response over the antibiotic vancomycin, the current standard of care in CDI. Ridinilazole is now advancing into Phase 3 clinical development.

Duchenne Muscular Dystrophy: Utrophin Modulation Programme

Summit’s most advanced utrophin modulator is SMT C1100. It is an orally administered small molecule that is being evaluated in patient clinical trials. SMT C1100 has received orphan drug designation in the United States and Europe.

SMT C1100: Phase 1b Modified Diet Clinical Trial

In September 2015, Summit reported positive data from its Phase 1b modified diet clinical trial of SMT C1100 in patients with DMD. The clinical trial was designed to monitor the impact on absorption of SMT C1100 in patients who followed a recommended diet with balanced proportions of fat, proteins and carbohydrates, and combined with consuming a small glass of full fat milk at the time of dosing.

The detailed analysis presented at the 20th World Muscle Society Congress showed that the modified diet had a positive impact on blood plasma levels of SMT C1100. All twelve patients in the trial achieved plasma levels that Summit believes may be able to sustain utrophin protein expression based on in vitro data generated in myoblast cells from DMD patients and human myotubes.

SMT C1100: Phase 2 Proof of Concept Trial

SMT C1100 is now progressing into an open label Phase 2 proof of concept clinical trial. This trial is expected to enrol up to 40 boys with DMD between the ages of five and ten years old at sites in Europe and the United States. Planned endpoints are expected to include changes in the fat content of muscle and in muscle inflammation as measured by magnetic resonance imaging (‘MRI’) of the leg muscles, and measurements of utrophin protein and muscle fibre regeneration from muscle biopsies. It is planned that each patient will have two muscle biopsies: one baseline biopsy and a second biopsy either after 24- or 48-weeks of treatment. Functional measures such as the six minute walk test and the North Star Ambulatory Assessment will also be assessed throughout the trial.

Summit has applied to the UK Medicines and Healthcare Regulatory Authority for regulatory approval, and in parallel is seeking consent from the UK Ethics Review Committee. It is anticipated that the first patients will be enrolled and dosed in early 2016. An investigational new drug (‘IND’) application is also expected to be submitted to the US Food and Drug Administration (‘FDA’) to enable the trial to enrol patients in the United States.

Summit expects to report data from the first group of patients enrolled in the trial periodically from the second half of 2016 onwards, with the first set of 24-week muscle biopsy data expected to be available before the end of 2016.

Utrophin Modulation Pipeline

As part of the Company’s strategy to maintain its leadership position in the field of utrophin modulation, Summit is advancing a pipeline of second- and future-generation utrophin modulators.

The second generation utrophin modulators are structurally related to SMT C1100 but are designed to have more favourable pharmaceutical properties. In July 2015, positive preclinical efficacy data were published in the peer reviewed journal Human Molecular Genetics on one of Summit’s second generation utrophin modulators. The data showed it increased utrophin expression along the entire fibre length of slow- and fast-twitch muscles to increase muscle stability, which resulted in reduced regeneration and necrosis.

Summit also reported promising progress in the development of future generation utrophin modulators as part of its strategic alliance with research teams at the University of Oxford. In December, Summit announced the nomination of two series of utrophin modulators, including one with a mechanism that is potentially distinct to SMT C1100, for progression into lead optimisation studies. This represented achievement of the first research milestone as part of the alliance. Summit also announced it has extended its exclusive strategic alliance with the University of Oxford until November 2019, with an option to extend it by a further 12 months. As part of the extension, Summit has committed to increased funding of the sponsored research programme to £0.83 million a year starting in November 2015.

In addition to the current clinical development of SMT C1100, Summit is working to identify a potential optimised formulation of this drug. The Company is working with leading formulation companies and two potential formulations are in a Phase 1 clinical trial. Each formulation has been evaluated in healthy volunteers and the Company has selected one to be evaluated in patients with DMD.

C. difficile Infection Programme

CDI is a major healthcare threat with between 450,000 and 700,000 annual cases in the United States alone. Mainstay treatments are dominated by broad spectrum antibiotics, the use of which is associated with high rates of recurrent disease. With each episode typically being more severe and associated with increased risk of mortality, recurrent disease is the key clinical issue in CDI. Ridinilazole (SMT19969) is a novel class antibiotic that has the potential to treat the initial infection and to reduce the high rates of recurrent disease. Ridinilazole has received Qualified Infectious Disease Product, or QIDP, designation and has been granted Fast Track status from the FDA.

Phase 2 Clinical Programme

In November 2015, Summit announced that ridinilazole displayed statistical superiority in sustained clinical response (‘SCR’) over vancomycin in a Phase 2 proof of concept clinical trial named CoDIFy.

CoDIFy was a double-blind, randomised active-control trial evaluating the efficacy of ridinilazole against the current standard of care, the antibiotic vancomycin. CoDIFy enrolled 100 patients with half the patients receiving ten days of dosing with ridinilazole (200mg, twice a day), and half the patients receiving ten days of dosing with vancomycin (125mg, four times a day). The trial was conducted in the United States and Canada.

The Phase 2 trial met its primary endpoint with ridinilazole achieving a SCR rate of 66.7% compared to 42.4% for vancomycin (non-inferiority margin of 15%, p=0.0004). This also represented statistical superiority of ridinilazole over vancomycin using the pre-specified 90% confidence interval. SCR was defined as clinical cure based on the resolution of diarrhoea at the end of treatment and no recurrence of CDI within 30 days after the end of treatment. The statistical superiority in SCR with ridinilazole was driven by a large numerical reduction in recurrent disease compared to vancomycin.

Ridinilazole was generally well tolerated and the overall adverse event profiles of the two antibiotics were comparable. This primary analysis was conducted on the modified intent-to-treat, or mITT, population that comprised patients with CDI confirmed by the presence of free toxin. It is expected that more detailed findings from this Phase 2 trial will be reported during the first half of 2016.

An exploratory Phase 2 clinical trial evaluating ridinilazole against the antibiotic fidaxomicin is currently on-going in the UK. The results from this open label trial are expected to help inform the design of the planned Phase 3 trials and commercial positioning of ridinilazole. Top-line results are expected during the first half of 2016.

The development of ridinilazole has been financially supported through to completion of this Phase 2 clinical trial milestone by Seeding Drug Discovery and Translational Awards from the Wellcome Trust.

FINANCIAL REVIEW

Other Operating Income

Other operating income for the three months ended 31 October 2015 was £0.4 million compared to £0.5 million for the three months ended 31 October 2014. Other operating income for the nine months ended 31 October 2015 was £1.2 million compared to £1.6 million for the nine months ended 31 October 2014. Income recognised as part of the Wellcome Trust Translational Award was lower in both the three months ended 31 October 2015 and the nine months ended 31 October 2015 as a result of a lower contribution rate ascribed to Phase 2 clinical trial activities as compared to Phase 1 clinical trial activities under the terms of the funding agreement. The Company has received £3.9 million out of the £4.0 million awarded by the Wellcome Trust to date. Income recognised as part of funding from Innovate UK for the DMD programme was lower in the three months ended 31 October 2105 and the nine months ended 31 October 2015, in line with the achievement of milestones to date under the terms of the funding agreement. The Company was awarded up to £2.4 million in funding from Innovate UK and has received £1.6 million to date.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £1.9 million to £4.5 million for the three months ended 31 October 2015 from £2.6 million for the three months ended 31 October 2014. Research and development expenses increased by £4.2 million to £11.8 million for the nine months ended 31 October 2015 from £7.6 million for the nine months ended 31 October 2014. These increases reflected increased expenditure related to the Company’s CDI and DMD programme activities as well as an increase in staff related costs.

General and Administration Expenses

General and administration expenses increased by £0.7 million to £1.3 million for the three months ended 31 October 2015 from £0.6 million for the three months ended 31 October 2014. General and administration expenses increased by £0.3 million to £3.4 million for the nine months ended 31 October 2015 from £3.1 million for the nine months ended 31 October 2014. The increases in both the three months ended 31 October 2015 and the nine months ended 31 October 2015 were driven by costs associated with being a publicly traded company in the US following the Company’s NASDAQ listing, as well as expenses associated with maintaining the Company’s US office which opened in 2014. General and administration expenses in the nine months ended 31 October 2014 included a provision of £0.7 million for milestone payments paid to two US DMD patient groups as part of funding agreements recognised in July 2014.

Cash Flows

Operating Activities

Net cash outflow from operating activities increased by £3.6 million to £11.2 million for the nine months ended 31 October 2015 compared to a net cash outflow of £7.6 million for the nine months ended 31 October 2014. The increase in net cash outflow was driven by an increase in operating expenses and working capital requirements, offset by the receipt of a research and development tax credit that increased by £0.7 million to £1.4 million for the nine months ended 31 October 2015 from £0.7 million for the nine months ended 31 October 2014.

Investing Activities

Net cash outflow from investing activities for the nine months ended 31 October 2015 and net cash inflow for the nine months ended 31 October 2014 includes the net amount of bank interest received on cash deposits less amounts paid to acquire property and equipment.

Financing Activities

Net cash inflow from financing activities for the nine months ended 31 October 2015 and the nine months ended 31 October 2014 relate to proceeds received from the sale of the Company’s equity securities and exercise of share options, net of expenses. We received net proceeds of £22.1 million during the nine months ended 31 October 2015 compared with net proceeds of £20.5 million during the nine months ended 31 October 2014.

Glyn Edwards	Erik Ostrowski
Chief Executive Officer	Chief Financial Officer

16 December 2015

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

Forward Looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, the timing of initiation, completion and availability of data from clinical trials and expectations regarding the sufficiency of Summit’s cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2015. Accordingly readers should not place undue reliance on forward looking statements or information. In addition, any forward looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

Risks and Uncertainties

A detailed analysis of the risks faced by Summit is set out in the Company’s Annual Report on Form 20-F that was filed with the Securities and Exchange Commission on 7 May 2015.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the three months ended 31 October 2015

		Three months ended 31 October 2015	Three months ended 31 October 2015	Three months ended 31 October 2014
	Note	$000s	£000s	£000s

Other operating income		576	373	460

Operating expenses
Research and development		(6,953)	(4,502)	(2,596)
General and administration		(2,009)	(1,301)	(639)

Total operating expenses		(8,962)	(5,803)	(3,235)

Operating loss		(8,386)	(5,430)	(2,775)

Finance income		12	8	16

Loss before income tax		(8,374)	(5,422)	(2,759)

Income tax		1,175	761	312

Loss for the period		(7,199)	(4,661)	(2,447)

Loss for the period		(7,199)	(4,661)	(2,447)

Other comprehensive gains and losses
Exchange differences on translating foreign operations		(8)	(5)	11

Total comprehensive loss for the period		(7,207)	(4,666)	(2,436)

Basic and diluted loss per ordinary share from continuing operations (post consolidation and subdivision)	2	(12)cents	(8)pence	(6)pence

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the nine months ended 31 October 2015

		Nine months ended 31 October 2015	Nine months ended 31 October 2015	Nine months ended 31 October 2014
	Note	$000s	£000s	£000s

Other operating income		1,866	1,208	1,604

Operating expenses
Research and development		(18,316)	(11,859)	(7,642)
General and administration		(5,217)	(3,378)	(3,134)

Total operating expenses		(23,533)	(15,237)	(10,776)

Operating loss		(21,667)	(14,029)	(9,172)

Finance income		37	24	41

Loss before income tax		(21,630)	(14,005)	(9,131)

Income tax		3,004	1,945	778

Loss for the period		(18,626)	(12,060)	(8,353)

Loss for the period		(18,626)	(12,060)	(8,353)

Other comprehensive gains and losses
Exchange differences on translating foreign operations		(3)	(2)	8

Total comprehensive loss for the period		(18,629)	(12,062)	(8,345)

Basic and diluted loss per ordinary share from continuing operations (post consolidation and subdivision)	2	(32)cents	(21)pence	(21)pence

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)

As at 31 October 2015

		31 October 2015	31 October 2015	31 January 2015
	Note	$000s	£000s	£000s
ASSETS
Non-current assets
Goodwill		1,026	664	664
Intangible assets		5,369	3,476	3,483
Property, plant and equipment		128	83	55

		6,523	4,223	4,202
Current assets
Prepayments and other receivables		1,767	1,143	2,630
Current tax		2,910	1,884	1,299
Cash and cash equivalents		34,272	22,190	11,265

		38,949	25,217	15,194

Total assets		45,472	29,440	19,396

LIABILITIES
Non-current liabilities

Deferred tax		(1,026)	(664)	(664)

		(1,026)	(664)	(664)
Current liabilities

Trade and other payables		(4,321)	(2,799)	(3,721)
Provisions for other liabilities and charges		(102)	(66)	(45)

		(4,423)	(2,865)	(3,766)

Total liabilities		(5,449)	(3,529)	(4,430)

Net assets		40,023	25,911	14,966

EQUITY
Share capital	3	947	613	411
Share premium account	3	71,101	46,035	24,101
Share-based payment reserve		5,356	3,468	2,597
Merger reserve		(3,001)	(1,943)	(1,943)
Special reserve		30,879	19,993	19,993
Currency translation reserve		93	60	62
Accumulated losses reserve		(65,352)	(42,315)	(30,255)

Total equity attributable to the equity shareholders of the Parent		40,023	25,911	14,966

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

For the nine months ended 31 October 2015

	Nine months ended 31 October 2015	Nine months ended 31 October 2015	Nine months ended 31 October 2014
	$000s	£000s	£000s
Cash flows from operating activities
Loss before income tax	(21,630)	(14,005)	(9,131)

	(21,630)	(14,005)	(9,131)

Adjusted for:
Finance income	(37)	(24)	(41)
Foreign exchange (gain) / loss	(15)	(10)	21
Depreciation	42	27	16
Amortisation of intangible fixed assets	11	7	7
Movement in provisions	32	21	453
Research and development expenditure credit	(40)	(26)	(28)
Share-based payment expense	1,347	871	701

Adjusted loss from operations before changes in working capital	(20,290)	(13,139)	(8,002)

Decrease / (Increase) in prepayments and other receivables	2,293	1,487	(907)
(Decrease) / Increase in trade and other payables	(1,429)	(925)	672

Cash used by operations	(19,426)	(12,577)	(8,237)

Taxation received	2,164	1,401	658

Net cash used in operating activities	(17,262)	(11,176)	(7,579)

Investing activities
Purchase of property, plant and equipment	(91)	(59)	(23)
Interest received	37	24	41

Net cash (used in) / generated by investing activities	(54)	(35)	18

Financing activities
Proceeds from issue of share capital	40,315	26,101	22,000
Transaction costs on share capital issued	(6,467)	(4,187)	(1,482)
Exercise of share options	341	222	26

Net cash generated from financing activities	34,189	22,136	20,544

Increase in cash and cash equivalents	16,873	10,925	12,983

Cash and cash equivalents at beginning of period	17,399	11,265	2,030

Cash and cash equivalents at end of period	34,272	22,190	15,013

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)

Nine months ended 31 October 2015

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation adjustment £000s	Accumulated losses £000s	Total £000s
At 1 February 2015	411	24,101	2,597	(1,943)	19,993	62	(30,255)	14,966
Loss for the period from continuing operations	—	—	—	—	—	—	(12,060)	(12,060)
Currency translation adjustment	—	—	—	—	—	(2)	—	(2)

Total comprehensive loss for the period	—	—	—	—	—	(2)	(12,060)	(12,062)
New share capital issued	198	25,903	—	—	—	—	—	26,101
Transaction costs on share capital issued	—	(4,187)	—	—	—	—	—	(4,187)
Share options exercised	4	218	—	—	—	—	—	222
Share-based payment	—	—	871	—	—	—	—	871

At 31 October 2015	613	46,035	3,468	(1,943)	19,993	60	(42,315)	25,911

Year ended 31 January 2015

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation adjustment £000s	Accumulated losses £000s	Total £000s
At 1 February 2014	10,075	40,177	1,636	(1,943)	—	—	(45,183)	4,762
Loss for the year from continuing operations	—	—	—	—	—	—	(11,363)	(11,363)
Currency translation adjustment	—	—	—	—	—	62	—	62

Total comprehensive loss for the year	—	—	—	—	—	62	(11,363)	(11,301)
New share capital issued	3,384	18,616	—	—	—	—	—	22,000
Transaction costs on share capital issued	—	(1,482)	—	—	—	—	—	(1,482)
Cancellation of deferred shares	(13,048)	—	—	—	13,048	—	—	—
Reduction of share premium account	—	(33,236)	—	—	33,236	—	—	—
Elimination of losses	—	—	—	—	(26,291)	—	26,291	—
Share options exercised	—	26	—	—	—	—	—	26
Share-based payment	—	—	961	—	—	—	—	961

At 31 January 2015	411	24,101	2,597	(1,943)	19,993	62	(30,255)	14,966

Nine months ended 31 October 2014

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation adjustment £000s	Accumulated losses £000s	Total £000s
At 1 February 2014	10,075	40,177	1,636	(1,943)	—	—	(45,183)	4,762
Loss for the year from continuing operations	—	—	—	—	—	—	(8,353)	(8,353)
Currency translation adjustment	—	—	—	—	—	8	—	8

Total comprehensive loss for the year	—	—	—	—	—	8	(8,353)	(8,345)
New share capital issued	3,384	18,616	—	—	—	—	—	22,000
Transaction costs on share capital issued	—	(1,482)	—	—	—	—	—	(1,482)
Cancellation of deferred shares	(13,048)	—	—	—	13,048	—	—	—
Reduction of share premium account	—	(33,236)	—	—	33,236	—	—	—
Elimination of losses	—	—	—	—	(26,291)	—	26,291	—
Share options exercised	—	26	—	—	—	—	—	26
Share-based payment	—	—	701	—	—	—	—	701

At 31 October 2014	411	24,101	2,337	(1,943)	19,993	8	(27,245)	17,662

NOTES TO THE FINANCIAL STATEMENTS

For the three and nine months ended 31 October 2015

1. Basis of accounting

The unaudited consolidated interim financial statements of Summit and its subsidiaries (the ‘Group’) for the three months and nine months ended 31 October 2015 have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations endorsed by the European Union and as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending 31 January 2016 and the accounting policies set out in Summit’s consolidated financial statements. They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at 31 January 2015. The interim financial statements are prepared in accordance with the historical cost convention. Whilst the financial information included in this announcement has been prepared in accordance with IFRSs adopted for use in the European Union and as issued by the International Accounting Standards Board, this announcement does not itself contain sufficient information to comply with IFRSs.

The interim financial statements have been prepared on a going concern basis. Management, having reviewed the future operating costs of the business in conjunction with the cash held at 31 October 2015, believes the Group has sufficient funds to continue as a going concern for the foreseeable future.

The financial information for the three month and nine month periods ended 31 October 2015 and 2014 is unaudited.

The interim financial statements are not the Company’s statutory accounts. The Company’s statutory accounts for the year ended 31 January 2015 in which the Company’s auditors made an unqualified report have been filed with the Registrar of Companies England and Wales.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Balance Sheet as at 31 October 2015, in the Consolidated Income Statement for the three and nine months ended 31 October 2015 and in the Consolidated Cash Flow Statement for the nine months ended 31 October 2015 have been translated into US dollars at the rate on 31 October 2015 of $1.5445 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 16 December 2015.

2. Loss per ordinary share calculation

The loss per ordinary share has been calculated by dividing the loss for the period by the weighted average number of ordinary shares in issue during the nine month period to 31 October 2015: 58,354,036 and during the three month period to 31 October 2015: 61,290,740 (for the nine month period to 31 October 2014: 39,510,817, for the three month period to 31 October 2014: 40,412,841).

Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per ordinary share.

3. Issue of share capital

In March 2015, 3,967,500 American Depository Shares (‘ADSs’) were issued at a price of $9.90 per ADS as part of the Company’s initial public offering on the NASDAQ Global Market. Each ADS represents five ordinary shares of 1 penny each in the capital of the Company.

During the nine months ended 31 October 2015, 335,543 new ordinary shares were issued following various exercises of share options which generated gross proceeds of £0.2 million.

The number of ordinary shares in issue at the end of the period was 61,290,740. All new ordinary shares rank pari passu with existing ordinary shares.

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